RadioShack Corporation
300 RadioShack Circle
MS CF3-103
Fort Worth, Texas 76102
(817) 415-3748

March 7, 2011

VIA EDGAR
VIA FEDEX AND FAX TO 202-772-9204

Mr. Andrew Mew
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

RE:	RadioShack Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 22, 2010
File No. 001-05571

Dear Mr. Mew:

RadioShack Corporation (the “Company”) is pleased to respond to the comments of the staff of the Securities and Exchange Commission (the "Commission") concerning the above referenced Form 10-K as set forth in your letter dated February 23, 2011. For convenience, the staff’s numbered comments are shown below in italicized text, followed by the Company’s responses.

In certain responses, the Company agrees to supplement the disclosures in our future filings.  Such agreements to change the Company’s disclosure practices in the future should not be taken as an admission that prior disclosures were deficient.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Net Sales and Operating Revenues, page 23

1.
We note your tabular summary of consolidated net sales and operating revenues by platform for all periods presented. As we previously requested in our letter dated September 15, 2010, please revise to disclose, in future filings, the amount of upfront commission revenue and residual income included in the total amount of consolidated net sales and operating revenues for all periods presented.

Mr. Andrew Mew
Securities and Exchange Commission
March 7, 2011

Response

We will include these amounts in future filings.

Gross Profit, 23

2.
We note your discussion of consolidated gross profit and gross margin. In order for investors to better understand the performance of your businesses, please expand to provide your gross profit discussion by reporting segment in future filings. Refer to Item 303(a) of Regulation S-K.

Response

In future filings we will provide a discussion of gross profit by reportable segment.

3.
In addition, we note your disclosure of the improvement in gross margin partially driven by improved product mix combined with few markdowns as a result of more effective promotional productivity, inventory management and high sell through of seasonal products. In this regard, please expand your disclosures to provide more detail the nature of the change in product mix and the insights on how the change in the product mix improves the gross margin.

Response

In future filings we will expand our disclosure to include more detail regarding the nature of any significant changes in product mix and how these changes affected our gross margin.

If you have any questions or would like to discuss these issues further, please contact me at the above number.

Sincerely,

/s/  James F. Gooch

James F. Gooch
President and Chief Financial Officer

cc:           Christopher Chase